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WRITER'S DIRECT

212-450-6141

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File No. 82-5151

August 19, 2005

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated July 19, 2005 entitled, "Telefônica Data Brasil Holding S.A. Announces the Minutes of the 39th Board of Directors' Meeting."

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford

Matthew Telford
Legal Assistant

Enclosure

dlw 8/23

Telefônica

TELEFÔNICA DATA BRASIL HOLDING S.A.
Announces the Minutes of the 39th Board of Directors' Meeting

July 19, 2005 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; July 19, 2005) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 39th Board of Directors' meeting held on July 19, 2005:

1. DATE, TIME AND PLACE OF THE MEETING: July 19, 2005, at 09:00 hours, at Rua Martiniano de Carvalho 851, 21st Floor, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Eduardo Fernando Caride – Chairman of the Board of Directors and Fernando Xavier Ferreira – Vice-Chairman.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal "quorum" to proceed with the meeting was verified.

4. AGENDA AND RESOLUTIONS:

During the meeting, the attending Directors approved, by unanimous vote and without restrictions, among other topics the following: "**Constitution of INTRAGOV Consortium**: the Board of Directors approved the proposal for the constitution of a consortium denominated REDE INTRAGOV, following the terms established by the memorandums MM TDBH No 301/2005 and MM C006/2005, both dated as of July 18, 2005 and approved by the meeting of the Executive Board on its 37th meeting held on July 18, 2005. Such consortium will be constituted by the fully owned subsidiary of the Company, Telefônica Empresas S.A. and Telecomunicações de São Paulo S.A. – Telesp, which won the public tender promoted by the state government – Companhia de Processamento de Dados do Estado de São Paulo – PRODESP (Rules of Tender No. 119/2005). As a result, the companies that constitute the consortium and each according to its activity, will render telecommunication services required for the implementation, operation, maintenance and management of a Multiservice IP network throughout the state of São Paulo, as well as the value added services of access to the Internet and its corresponding traffic, and to supply the information for the integrated management of the Contract (Services), all in accordance with the aforementioned Rules of Tender. Additionally, the Board of Directors authorized the Executive Board of Telefônica Empresas S.A. to execute all acts that become necessary for the implementation of the proposal and constitution of the consortium, being empowered in the terms of the Article 17, Second Paragraph and Article 22, Fourth Paragraph of the Companies Bylaws to represent it in the Extraordinary General Shareholders' Meeting of Telefônica Empresas S.A. to be called in order to approve the discussed topic."

5. Closing of the Meeting: At the end of the meeting, as there were no more subjects to be discussed, the session was closed, these minutes were prepared as a summary of the events, were approved and signed by the shareholders and will henceforth be contained in the meeting log. São Paulo, July 19, 2004.

Signatures:

Board of Directors
Eduardo Fernando Caride – Chairman of the Board
Fernando Xavier Ferreira – Vice-Chairman of the Board
João Carlos de Almeida - Secretary
Antonio Viana-Baptista – represented by Mr. Fernando Xavier Ferreira
Bernardo Quinn
Cláudio José Carvalho de Andrade – represented by Mr. Fernando Xavier Ferreira
Javier Nadal Ariño – represented by Mr. Fernando Xavier Ferreira
Juan Carlos Ros Brugueras – represented by Mr. Fernando Xavier Ferreira
Manoel Luiz Ferrão Amorim
Roberto José Maris de Medeiros

Registered at JUCEPS under the No. 218-434/05-4 on July 28, 2005 – Pedro Ivo Biancadi Barboza – General Secretary